ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

14 June 2002

02042515

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 13 June 2002, Re: First Announcement pursuant to Paragraph 8.16 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE") and Practice Note No. 10/2001 issued by the KLSE for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA on 13-06-2002 05:06:56 PM

Reference No AA-020613-21111

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Tham Tuck Chuen**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

First Announcement pursuant to Paragraph 8.16 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE") and Practice Note No. 10/2001 issued by the KLSE

* **Contents :-**

In accordance with the requirements of Practice Note No. 10/2001 issued pursuant to paragraph 8.16 of the KLSE's Listing Requirements ("PN10"), the Directors of Angkasa Marketing Berhad ("Angkasa") hereby announce that Angkasa is an affected listed issuer as the revenue of Angkasa on a consolidated basis based on the latest annual audited accounts for the financial year ended 30 June 2001 has reduced by more than 70% as a result of the following :

i) cessation of one of Angkasa's business activity of distribution and marketing of steel products with effect from 1 October 2001;

ii) completion of the disposal of 51% equity interest in a wholly-owned subsidiary Lion Suzuki Marketing Sdn Bhd ("LSM") on 16 May 2002; and

iii) completion of the disposal of 51% equity interest in a wholly-owned subsidiary Suzuki Assemblers Malaysia Sdn Bhd ("SAM") on 16 May 2002.

Details on the decrease in the revenue for the Angkasa Group based on the last audited consolidated financial statements as at 30 June 2001 pursuant to PN10 in relation to Angkasa's inadequate level of operations are set out in Table 1.

Pursuant to the PN10, Angkasa is :

i) required to comply with the following obligations within the time frames stipulated hereunder :

a) within 9 months from the date of this announcement ("Initial Announcement") make an announcement to the Exchange of a detailed proposal, the implementation of which will enable Angkasa to ensure a level of operations that is adequate to warrant continued trading and/or listing on the Official List of the KLSE ("Requisite Announcement");

ANGKASA MARKETING BERHAD (41515-D)

Secretary 13 JUN 2002

b) within 2 months from the date of the Requisite Announcement or the date of the Initial Announcement submit the proposals mentioned in (a) to the relevant authorities; and

c) within 4 months from the date of submission of the proposals mentioned in (b) above obtain all approvals necessary for the implementation of such detailed proposals.

ii) to announce the status of its proposals to ensure a level of operations simultaneous with its quarterly report pursuant to paragraph 9.22 of the Listing Requirements and in any event not later than 2 months after the end of each quarter of a financial year until further notice from the Exchange; and

iii) to announce its compliance, or failure to comply, with any particular obligation imposed on Angkasa by the KLSE pursuant to PN10 as and when such obligation becomes due.

As Angkasa is also an affected issuer under Practice Note 4/2001 issued by the KLSE ("PN4"), the requirements and obligations set out in PN4 shall prevail. Pursuant to the PN4, Angkasa is :

i) given a time frame of between 6 to 12 months to implement its plan to regularise its financial conditions;

ii) to announce the status of its plan to regularise its financial condition on a monthly basis until further notice from the KLSE;

iii) to submit monthly reports to the KLSE within 10 market days from the end of each month reported;

iv) to announce its compliance, or failure to comply, with any particular obligation imposed on Angkasa by the KLSE pursuant to PN4 as and when such obligation becomes due; and

v) to appoint a monitoring accountant if Angkasa falls within the criteria set out in paragraph 6.1 of PN4.

Failure to comply with any of the aforesaid obligations imposed by PN4 and/or PN10 may lead to the suspension or de-listing of Angkasa shares from the KLSE.

In relation to the proposals and plan to ensure a level of operations that is adequate to warrant continued trading and/or listing on the Official List of the KLSE and to regularise the financial condition of Angkasa, shareholders and potential investors should refer to the announcements made jointly by Angkasa with Amsteel Corporation Berhad, Lion Corporation Berhad and Lion Land Berhad (collectively the "Lion Group") on 5 July 2000 which sets out an overall corporate and debt restructuring scheme for the Lion Group as a whole ("Proposed GWRS") and subsequent announcements on 19 October 2000, 26 February 2001, 30 March 2001, 2 May 2001, 8 October 2001, 26 March 2002 and 9 May 2002 on the revisions to and the progress of the Proposed GWRS.

The Proposed GWRS is intended to regularise the financial position of the Lion Group (including the Angkasa Group) and provide the Lion Group with the financial ability to meet its financial commitments to its creditors and in the long term, to regain a position of profitability. The Proposed GWRS would also address the aforesaid inadequate level of operations (pursuant to PN10) and the deficit in the consolidated adjusted shareholders' equity of Angkasa (pursuant to PN4).

ANGKASA MARKETING BERHAD (41515-D)

Secretary

The Proposed GWRS involves *inter alia*, the acquisition of 100% equity interest in Silverstone Berhad ("Silverstone") by Angkasa. Silverstone is a company involved in the manufacturing and sale of tyres, rubber compound and other related rubber products. It is envisaged that the operations of Silverstone will complement the Angkasa Group's existing operations.

Table II shows the approvals of the relevant authorities/parties for the Proposed GWRS which are still pending or obtained.

Messrs Ernst & Young has been appointed as the Independent Adviser to advise the minority shareholders of Angkasa on the fairness and reasonableness of the terms of the proposed transactions within the Proposed GWRS which relate to the Angkasa Group.

Angkasa will be announcing the status of the Proposed GWRS on a monthly basis.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I

Revenue of Angkasa Marketing Berhad on a Consolidated Basis

	Based on audited accounts 30.6.2001 RM'000	After the Cessation of Steel Trading Business RM'000	After the Disposal of 51% equity interest in each of LSM and SAM RM'000
Steel	769,244	-	-
Motor	296,072	296,072	133,888
Tyre	228,685	228,685	228,685
Others	2,412	2,412	2,412
	1,296,413	527,169	364,985
Percentage reduction (%)	-	59.3	71.8

Table II

	Approval from	Status
i)	Ministry of International Trade and Industry	Obtained
ii)	Foreign Investment Committee	Obtained

ANGKASA MARKETING BERHAD (41515-D)

iii)	Bank Negara Malaysia	Obtained
iv)	Securities Commission	pending
v)	Kuala Lumpur Stock Exchange	pending
vi)	Scheme Creditors	orders granted by the High Court to convene meetings of the relevant companies to approve the Proposed GWRS before 1 October 2002 pursuant to Section 176(1) of the Companies Act, 1965.
vii)	Shareholders of Angkasa and all other participating companies concerned	pending
viii)	Sanction by the High Court pursuant to Sections 64 and 176 (1) of the Companies Act, 1965	pending
ix)	Any other relevant authorities, if required	

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

13 JUN 2002